Mail Stop 3561

November 16, 2009

Mr. Simon Au
President and Chief Financial Officer
Here Enterprises, Inc.
2908-30 Harrison Garden Boulevard
Toronto, Ontario, Canada M2N7A9

> **Re:** **Here Enterprises, Inc.**
> **Form 10-K for the year ended May 31, 2009**
> **Filed August 31, 2009**
> **File No. 0-52951**

Dear Mr. Au:

We have reviewed your response letter dated November 5, 2009, in connection with your draft 10-K/A for the year ended May 31, 2009 and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Please file your response to this letter as well as your response letter dated November 5, 2009 via Edgar, in addition to any applicable amendments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 9A(T), Controls and Procedures

1. We note from your response to our prior comment number 2 that you will revise your disclosures in your Form 10-K to indicate that your disclosure controls were ineffective as of the end of the period covered by the Form 10-K. However, we note from your disclosures in Item 4T of your Form 10-Q for the quarter ended August 31, 2009 that as of the end of the period covered by the quarterly report on Form10-Q, that the Company's disclosure controls and procedures were effective. We further note that there were no changes in the Company's internal control

over financial reporting that occurred during the period covered by the quarterly report that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

Given that there were no changes in the Company's internal controls over financial reporting during the quarter ended August 31, 2009 that materially affected the Company's internal control over financial reporting, please explain why the Company's internal controls over financial reporting are considered effective as of August 31, 2009 when they were not effective at May 31, 2009. Please advise or revise as appropriate.

2. We note your response to previous comment number 3. Please confirm that you will continue to update future disclosures based on new information pertaining to the Magnolia transaction.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief